Rule 424(b)(3)
                                           Registration Statement No. 333-27465
                                           Cusip #12560Q BT5

PRICING SUPPLEMENT NO. 7,

Dated November 5, 1998, to
Prospectus,  dated  September 24, 1998 and
Prospectus Supplement dated September 25, 1998.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note                     (   ) Senior Subordinated Note

Principal Amount:  U.S. $100,000,000.

Proceeds to Corporation:  99.904% or $99,904,000.

Agent's Fee:  0.096%.

Issue Price:  100% or $100,000,000.

Original Issue Date:  November 10, 1998.

Maturity Date:  November 13, 2000,  provided  that if such day is not a Business
    Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:  LIBOR.

Index Maturity:  Three months.

Spread:  33 basis points (.33%).

Interest Rate Calculation: LIBOR determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:    LIBOR determined two London Business Days prior to
        the Original Issue Date plus the Spread.

Specified Currency:  U.S. Dollars.

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about November 10, 1998.

                           MORGAN STANLEY DEAN WITTER


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Form:  Global Note.

Interest Reset Dates:  Quarterly on February 13, May 13,  August 13 and November
    13, commencing February 13, 1999, provided that if any such day is not a Business Day, the Interest Reset Date will be the next succeeding Business
    Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates: Quarterly on February 13, May 13, August 13 and November
    13, commencing February 13, 1999, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest: Accrued interest from the Original Issue Date or from the last date to which interest has been paid or duly provided for with respect to any Note will be calculated by multiplying the face amount of such Note by an accrued Interest Factor. This accrued Interest Factor will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by dividing the interest rate applicable to such day by 360.

    Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest Determination Dates:  Two London Business Days prior to each Interest
    Reset Date.

Calculation Date: The earlier of (a) the Business Day immediately preceding the applicable Interest Payment Date or the date on which the Note will mature, or (b) the tenth calendar day after an Interest Determination Date, provided such day is a Business Day, or, if such day is not a Business Day, the next succeeding Business Day.

Maximum Interest Rate:  Not applicable.

Minimum Interest Rate:  0.00%.

Other Provisions:

        "LIBOR" means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750
        (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

        "Telerate Page 3750" means the display page designated as page 3750 on the Dow Jones Telerate Service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

        "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating and Paying Agent:
        The Bank of New York, under Indenture dated as of September 24, 1998, between the Trustee and the Corporation.

                                  UNDERWRITING

        Morgan Stanley & Co. Incorporated (the "Underwriter") is acting as principal in this transaction.

        Subject to the terms and conditions set forth in a Term Sheet and Agreement dated November 5, 1998 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $100,000,000 aggregate principal amount of the Notes.

        Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

        The Underwriter has advised the Corporation that it proposes to initially offer the Notes to the public at the Issue Price set forth above. After the initial public offering, the public offering price and other terms may be changed from time to time. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

        The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.